    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1996
                                                  REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        SANTA FE ENERGY RESOURCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                   36-2722169
      (STATE OR OTHER JURISDICTION OF INCORPORATION OR                (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                        ORGANIZATION)

     1616 SOUTH VOSS ROAD, SUITE 1000, HOUSTON, TEXAS 77057 (713) 507-5000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

  DAVID L. HICKS, 1616 SOUTH VOSS ROAD, SUITE 1000, HOUSTON, TEXAS 77057 (713)
                                    507-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

        STEPHEN T. GIOVE               G. MICHAEL O'LEARY              TIMOTHY G. MASSAD
      SHEARMAN & STERLING            ANDREWS & KURTH L.L.P.         CRAVATH, SWAINE & MOORE
      599 LEXINGTON AVENUE         4200 TEXAS COMMERCE TOWER            WORLDWIDE PLAZA
    NEW YORK, NEW YORK 10022          HOUSTON, TEXAS 77002             825 EIGHTH AVENUE
         (212) 848-4000                  (713) 220-4200             NEW YORK, NEW YORK 10019
                                                                         (212) 474-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

================================================================================================
   TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM  PROPOSED MAXIMUM
         SECURITIES              AMOUNT TO BE     OFFERING PRICE PER AGGREGATE OFFERING    AMOUNT OF
        BE REGISTERED             REGISTERED           SHARE(1)          PRICE(1)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.01 per share............   8,712,327 shares        $9.19          $80,066,286        $27,610
================================================================================================

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices for the Common Stock on the New York Stock Exchange for January 30, 1996.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                  SUBJECT TO COMPLETION DATED FEBRUARY 6, 1996
PROSPECTUS
                                7,920,297 SHARES
                        SANTA FE ENERGY RESOURCES, INC.
                                  COMMON STOCK

                               ------------------

     This Prospectus relates to the offer and sale of 7,920,297 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), by Minorco (U.S.A.) Inc. (the "Selling Stockholder"). The Company will not receive any part of the proceeds from the sale of the Shares. See "Selling Stockholder."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SFR." The closing sales price of the Common Stock as reported by the NYSE on February 5, 1996 was $9 3/8 per share.
                               ------------------

      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                                      UNDERWRITING     PROCEEDS TO
                                                                      DISCOUNT AND       SELLING
                                                   PRICE TO PUBLIC   COMMISSIONS(1)   STOCKHOLDER(2)
-----------------------------------------------------------------------------------------------------
Per Share.........................................        $                $                $
-----------------------------------------------------------------------------------------------------
Total(3)..........................................        $                $                $
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Expenses payable by the Company are estimated at $172,000.

(3) The Selling Stockholder has granted the Underwriters an option for 30 days to purchase up to an additional 792,030 shares at the initial price to public per share, less the underwriting discount and commissions, solely to cover over-allotments. If such option is exercised in full, the total initial price to public, underwriting discount and commissions and proceeds
    to Selling Stockholder will be $          , $          and $          ,
    respectively. See "Underwriting."

                               -----------------------

     The Shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Shares will be ready for delivery
in New York, New York on or about             , 1996.

LAZARD FRERES & CO. LLC
                              MORGAN STANLEY & CO.
                                     INCORPORATED
                                                            SALOMON BROTHERS INC
                               ------------------
               THE DATE OF THIS PROSPECTUS IS             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Common Stock, its Convertible Preferred Stock, Series 7% and its $.732 Series A Convertible Preferred Stock are listed for trading on the NYSE. The Company's registration statements, reports, proxy statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; (iii) information set forth under the captions "Election of Directors," "Security Ownership of Certain Beneficial Owners" and "Stock Ownership of Directors and Executive Officers" of the Company's Proxy Statement, dated as of March 21, 1995 for the 1995 Annual Meeting of Stockholders, (iv) the Company's Current Reports on Form 8-K dated April 20, 1995 and February 6, 1996, and (v) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-7667) filed on February 21, 1990. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the offered Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be addressed to the Company at its principal executive offices at Santa Fe Energy Resources, Inc., 1616 South Voss Road, Suite 1000, Houston, Texas 77057 (telephone (713) 507-5000); Attention: Mark A. Older, Associate General Counsel and Secretary.

                               PROSPECTUS SUMMARY

     The following information is a summary of the more detailed information and financial statements incorporated by reference in this Prospectus and is qualified in its entirety by reference thereto. Unless otherwise indicated or required by the context, references to "Santa Fe" and the "Company" include its consolidated subsidiaries. As used herein, gas is converted into a barrel of oil equivalent ("BOE") at the ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel of oil ("Bbl").

                                  THE COMPANY
GENERAL

     Santa Fe Energy Resources, Inc. is an independent oil and gas company engaged in the exploration, development and production of oil and natural gas in the continental United States and in certain foreign areas. At December 31, 1995, the Company had estimated worldwide proved reserves of oil and natural gas totaling 320.0 million barrels of oil equivalent ("MMBOE," consisting of approximately 279.2 million barrels of oil ("MMBbls") and approximately 245.1 billion cubic feet of natural gas ("Bcf")), of which approximately 92% were domestic reserves and approximately 8% were foreign reserves. During 1995, the Company's worldwide production aggregated approximately 33.3 MMBOE, of which approximately 72% was crude oil and approximately 28% was natural gas. The Company's three domestic core areas are the San Joaquin Valley of California (the "Western Division"), the Permian Basin in Texas and New Mexico (the "Central Division") and the offshore Gulf of Mexico (the "Gulf of Mexico Division"), and its two international core areas are in Argentina and Indonesia. The address and telephone number of the Company's principal executive offices are 1616 South Voss Road, Suite 1000, Houston, Texas 77057, (713) 507-5000.

     Most of the Company's domestic crude oil production is located in California and Texas, while its domestic natural gas production comes primarily from the Gulf of Mexico, New Mexico and Texas. A substantial portion of the Company's domestic oil production is in long-lived fields with well-established production histories and where enhanced oil recovery ("EOR") methods are employed. As of December 31, 1995, approximately 65% of the Company's domestic proved crude oil and liquids reserves and 53% of its 1995 average daily domestic production of crude oil and liquids were attributable to the Midway-Sunset field in the San Joaquin Valley of California. Nearly all of the reserves in this field are heavy oil (i.e., low gravity, high viscosity crude oil).

     The Company's foreign production is located in the El Tordillo and Sierra Chata fields in Argentina and in the Salawati Basin and Salawati Island area of Indonesia. Production from the Argentine operations averaged 2,600 Bbls per day in 1995 and 11.8 million cubic feet ("MMcf") per day of natural gas (which gas production did not commence until the latter part of the second quarter of
1995). Production from the Indonesian operations averaged 5,200 Bbls of oil per day in 1995. In addition, the Company has recently announced discoveries at Mudi, Geragai and Betara in Indonesia and a discovery at Tchatamba in waters offshore Gabon, all of which are in various stages of delineation.

     In 1993, the Company embarked upon a comprehensive restructuring program that was completed in 1994. The restructuring resulted in an improved capital structure, greater liquidity and financial flexibility (as a result of a significant reduction in indebtedness and the sale of the Company's non-core assets), as well as a reduction in the Company's cost structure (which was achieved through the sale of its higher cost, non-core properties, the reduction in the salaried work force by approximately 20%, an improvement in the efficiency of its information systems and reductions in other general and administrative costs). In 1995, the Company increased its capital spending by approximately 54% to an annual level of approximately $200 million to exploit more fully its inventory of domestic projects and to continue the expansion of its international operations. Oil production for 1995 averaged 66.3 thousand barrels of oil ("MBbls") per day, up from 65.7 MBbls per day in 1994, and natural gas production in 1995 averaged 150.0 MMcf per day compared with 136.6 MMcf per day the previous year. During the fourth quarter of 1995, average daily production rates grew to 68.4 MBbls of oil and 160.2 MMcf of natural gas as compared to 64.8 MBbls of oil and 125.1 MMcf of natural gas in the fourth quarter of 1994. At the end of 1995, the Company's efforts had added more than 54 MMBOE of proved reserves, or approximately 164% of its 1995 production, at an average replacement cost of approximately $4.18 per BOE.

OPERATING STRATEGY

The Company's operating strategy in 1996 is to continue increasing its cash flow and earnings through the sustained growth of its oil and gas reserves and production. This operating strategy is designed to permit the Company to take advantage of the balance sheet strength and reduced cost structure per BOE of production that were achieved in its 1994 restructuring as it more fully exploits its inventory of domestic and international drilling projects. The key components of this strategy are discussed below.

     - Capital Spending. A key component of the Company's strategy is to continue in 1996 the increased level of capital spending that it initiated last year. In 1995, the Company spent $168.7 million and $35.9 million on development and exploration, respectively, and in 1996 it intends to spend $162.2 million on development and $38.3 million on exploration. The Company believes that the increased 1995 capital spending was a principal factor contributing to the Company's sustained production growth throughout last year and that the 1996 capital spending levels can lead to further growth.

     - Domestic Project Inventory. A second component of the Company's strategy is its extensive inventory of identified drilling projects in its domestic core areas to be exploited in 1996. In the Western Division, the Company successfully drilled and completed 224 development wells during 1995 (for a 100% success rate) and added estimated proved reserves of
       23.8 MMBbls as of December 31, 1995. The Company intends to drill 197 development wells in this Division during 1996. In the Gulf of Mexico Division, the Company successfully completed all 8 development wells drilled during 1995 and 9 of the 12 exploration wells drilled during such period, resulting in 9.6 MMBOE of estimated proved reserve additions at December 31, 1995. The success of last year's drilling program has added to the Company's inventory in this Division, and in 1996 it plans to drill 8 development and 13 exploration wells in this Division. In the Central Division, the Company successfully completed 52 of the 56 development wells drilled during 1995 and 13 of the 15 exploratory wells drilled last year. In addition, during 1995 the Company took advantage of selected property acquisition opportunities available in this Division, resulting in total estimated proved reserve additions from drilling and acquisition activities of 15.5 MMBOE at December 31, 1995. In 1996, the Company plans to drill 70 development and 20 exploratory wells in the Central Division and to consider additional property acquisitions.

     - International Project Inventory. In addition to its domestic inventory, the Company has built a significant inventory of international projects, predominantly due to its exploration activities conducted since 1993. In 1995, the Company spent $25.4 million on development projects and $8.9 million on exploration projects. The major portion of the development capital related to the Company's 1993 natural gas discovery in the Sierra Chata field, where facilities were installed and production commenced in 1995. The balance of the 1995 international development expenditures were principally incurred in the El Tordillo field in Argentina and in the Mudi field in Indonesia (discovered by the Company in 1994). The 1995 international exploration expenditures resulted in the successful completion of 5 of the 8 wells drilled with discoveries announced at Geragai and Betara in Indonesia and at Tchatamba offshore Gabon. In 1996, the Company plans to spend $22.8 million for international development expenditures and $12.7 million for international exploration expenditures. The planned development expenditures include funds for 28 development wells, including 23 wells in Argentina, 4 wells in Indonesia and one well in Gabon. The planned exploration expenditures include funds for 11 exploratory wells, including 2 wells in Argentina, 6 wells in Indonesia, 2 wells in Ecuador and one well in Gabon.

The forward-looking statements included above are based upon numerous assumptions with respect to the volume of the Company's production, the oil and gas prices to be received for its production, the future results of its drilling activities and other factors affecting the Company's business that are beyond the Company's control, and any changes in such factors could produce significantly different results. As used herein, (i) capital expenditures include expenditures for exploration, development and property acquisitions,
(ii) expenditures related to the acquisition of proved properties are treated as development expenditures and (iii) in all cases the number of wells refers to gross wells.

                                  THE OFFERING

     The Selling Stockholder is Minorco (U.S.A.) Inc., an indirect wholly owned subsidiary of Minorco, a Luxembourg societe anonyme ("Minorco"). The Shares were originally acquired by the Selling Stockholder in 1992 in connection with the acquisition by the Company of Adobe Resources Corporation, of which the Selling Stockholder was a stockholder at the time of such acquisition.

Shares offered hereby.......................................  8,712,327(a)
Shares outstanding before and after the offering............  90,329,311(b)
Use of proceeds.............................................  The Company will not receive any of the proceeds from the sale of
                                                              the Shares.
NYSE Trading Symbol.........................................  SFR

---------------
(a) Assumes that the Underwriters' over-allotment option to purchase 792,030 shares of Common Stock from the Selling Stockholder is exercised in full. See "Underwriting."

(b) Based on the number of shares outstanding as of February 1, 1996, which excludes a total of 14,456,500 shares of Common Stock subject to issuance upon conversion of the outstanding shares of the Company's Series A Convertible Preferred Stock and its Convertible Preferred Stock, Series 7%, and a total of 4,431,548 shares of Common Stock subject to issuance under stock options outstanding as of such date.

                         SUMMARY FINANCIAL INFORMATION

     The following table presents summary historical financial information for the periods presented and should be read in conjunction with the historical consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated by reference herein. The financial information for the year ended December 31, 1995 is unaudited.

                                                            YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------
                                            1995           1994         1993         1992        1991
                                         -----------     --------     --------     --------     ------
                                         (UNAUDITED)       (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues...............................   $   442.0      $  391.4     $  436.9     $  427.5     $379.8
Production and operating expenses......       154.9         150.0        163.8        153.4      134.6
Exploration expenses...................        23.4          20.4         31.0         25.5       18.7
General and administrative.............        26.9          27.3         32.3         30.9       27.8
Depreciation, depletion and
  amortization.........................       133.2         121.3        152.7        146.3      106.6
Impairment of oil and gas properties...        30.2(a)         --         99.3(a)        --         --
Restructuring charges..................          --           7.0(b)      38.6(c)        --         --
Income (loss) from operations..........        53.9          48.2       (113.0)        57.5       64.4
Interest expense(d)....................        32.5          27.5         45.8         55.6       47.3
Net income (loss)......................        26.6          17.1        (77.1)        (1.4)      18.5
Earnings (loss) to common stock........        11.8           5.4        (84.1)        (5.7)      18.5
Earnings (loss) per share of common
  stock................................   $    0.13      $   0.06     $  (0.94)    $  (0.07)    $ 0.29
Weighted average number of shares of
  common stock outstanding.............        90.2          89.9         89.7         79.0       63.8

CASH FLOW DATA:
Net cash provided by operating
  activities...........................   $   175.5      $  124.5     $  160.2     $  141.5     $128.4
Capital expenditures, including
  acquisitions.........................       223.2         138.8        159.7        102.9      136.6
Preferred dividends....................        14.8          11.7          7.0          4.3         --

BALANCE SHEET DATA (AT END OF PERIOD):
Properties and equipment, net..........   $   889.5      $  843.0     $  832.7     $1,101.8     $797.4
Total assets...........................     1,064.8       1,071.4      1,076.9      1,337.2      911.9
Long-term debt.........................       344.4         350.4        405.4        492.8      440.8
Convertible Preferred Stock, Series
  7%...................................        80.0          80.0         80.0         80.0         --
Shareholders' equity...................       437.7         423.3        323.6        416.6      225.1

---------------
(a) Reflects a non-cash charge of $30.2 million recorded in 1995, for the impairment of oil and gas properties associated with the adoption of FAS No. 121, a new accounting standard, and $99.3 million recorded in 1993 for the impairment of oil and gas properties. For further description of the impairment recorded in 1993, see Note 1 of the Notes to the historical consolidated financial statements incorporated herein by reference.

(b) Reflects non-recurring charges relating to the Company's restructuring program of $7.0 million recorded in the first quarter of 1994 comprised of severance, benefits and relocation expenses.

(c) Reflects non-recurring charges relating to implementation of the Company's restructuring program of $38.6 million recorded in 1993, comprised of (i) losses on property dispositions of $27.8 million; (ii) long-term debt prepayment penalties of $8.6 million; and (iii) accruals for certain personnel benefits and related costs of $2.2 million.

(d) Includes capitalized interest of $5.8 million, $3.6 million, $4.3 million, $4.9 million and $7.7 million for the years 1995, 1994, 1993, 1992 and 1991, respectively.

                             SUMMARY OPERATING DATA

                                                            YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                1995       1994       1993       1992       1991
                                               ------     ------     ------     ------     ------
DAILY PRODUCTION:
  Oil (MBbls per day)(a).....................    66.3       65.7       66.7(i)    62.5       55.5
  Natural gas (MMcf per day)(a)..............   150.0      136.6      165.4(i)   126.3       95.2
  Oil equivalent (MBOE per day)(a)...........    91.3       88.5       94.3(i)    83.6       71.4
AVERAGE SALES PRICE:
  Oil (per Bbl)(b)...........................  $14.15     $12.41     $12.93     $14.96     $16.16
  Natural gas (per Mcf)(b)...................  $ 1.43     $ 1.73     $ 1.89     $ 1.70     $ 1.49
COSTS PER BOE:
  Production costs(c)........................  $ 5.15     $ 5.30     $ 5.39     $ 5.66     $ 6.06
  Exploration costs, including dry hole
     costs...................................  $ 0.70     $ 0.63     $ 0.90     $ 0.84     $ 0.72
  General and administrative costs...........  $ 0.81     $ 0.85     $ 0.94     $ 1.01     $ 1.07
  Depletion, depreciation and
     amortization(d).........................  $ 3.96     $ 3.76     $ 4.44     $ 4.79     $ 4.09
  Interest, net(e)...........................  $ 0.93     $ 1.08     $ 1.30     $ 1.58     $ 1.43
FIVE-YEAR AVERAGE REPLACEMENT COSTS PER
  BOE(F).....................................  $ 4.89     $ 4.97     $ 4.80     $ 4.05     $ 3.66
ANNUAL RESERVE REPLACEMENT RATIO(G)..........     164%       126%       121%       262%       127%
ESTIMATED RESERVE LIFE (IN YEARS)(H).........     9.6        9.2        8.5(i)     9.9        9.9

---------------

(a) Includes production attributable to certain net profits interests sold by the Company to unaffiliated persons, which interests burden the Company's working or royalty interests held in certain properties.

(b) Includes revenues and expenses realized in connection with the Company's hedging program. As of December 31, 1995, the Company had hedged for 1996 an average of approximately 15,000 Bbls of oil per day from January through April at a New York Mercantile Exchange ("NYMEX") West Texas Intermediate ("WTI") price of $18.52 per Bbl, and, provided that if the WTI price is greater than $16.80 per barrel, up to an additional 15,000 barrels of oil per day is hedged for the period January through March at a NYMEX WTI price of $18.65 per barrel. For its 1996 natural gas production, the Company has hedged for the entire year an average of 55 MMcf per day of its Gulf Coast natural gas production at an average NYMEX price of $1.82 per Mcf and 30 MMcf per day of its Permian Basin production at an average index price of $1.53 per Mcf. Due to its location, the Company's Permian Basin natural gas traditionally sells at a discount to its Gulf Coast gas. Based upon prevailing NYMEX futures prices and other index prices for oil and natural gas as of February 5, 1996, the Company estimates it would realize hedging expenses of approximately $4.5 million for the quarter ending March 31, 1996. Actual hedging expenses realized could vary significantly from such estimates if prices vary significantly from those used in calculating the estimates.

(c) Includes related production, severance and ad valorem taxes.

(d) Excludes effect of unproved property writedown of $0.03 per BOE in 1995.

(e) Excludes effects of the (i) benefit of federal income tax audit refund of $0.25 per BOE in 1995; (ii) benefit of an adjustment to certain financing costs recorded in a prior period of $0.05 per BOE in 1995; (iii) benefit of adjustments to provisions for potential state income tax obligations of $0.15 per BOE in 1995 and $0.36 per BOE in 1994; (iv) benefit of adjustment to provisions made in prior periods with respect to interest on certain federal income tax audit adjustments of $0.07 per BOE in 1994; and (v) benefit of federal income tax audit refund and revised tax sharing agreement with the Company's former parent of $0.36 per BOE in 1993.

(f) Reflects the average replacement cost per BOE during the five years ended December 31 as of the year reflected in the column.

(g) The annual reserve replacement ratio is a fraction, of which the numerator is the estimated number of reserves added during a year through additions of estimated proved reserves from exploratory and development drilling, acquisitions of proved properties, improved recovery techniques and revisions of previous estimates, and of which the denominator is the oil and natural gas produced during that year.

(h) Based upon a fraction, of which the numerator is estimated proved reserves at year end and of which the denominator is annual production during that year.

(i) Includes production attributable to properties sold in 1993 and other properties sold in 1994. Production attributable to such properties during the year ended December 31, 1993 totaled approximately 4.1 MBbls of oil and
     21.7 MMcf of natural gas per day (7.7 MBOE per day).

                    SUMMARY OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to the Company's proved oil and gas reserves estimated by Ryder Scott Company, independent petroleum engineers, as of the dates indicated.

                                                     NET PROVED RESERVES AS OF DECEMBER 31,(A)
                                               -----------------------------------------------------
                                                 1995        1994      1993(B)      1992       1991
                                               --------     ------     -------     ------     ------
Crude oil, condensate and natural gas liquids
  (MMBbls)...................................     279.2      258.3      248.2       255.1      229.2
Natural gas (Bcf)............................     245.1      242.4      263.0       277.5      170.8
Proved reserves (MMBOE)......................     320.0      298.7      292.0       301.5      257.7
Total proved developed reserves (MMBOE)......     253.6      224.5      225.5       248.4      210.3
Present value pre-tax future net cash flows
  (in millions)(c)...........................  $1,257.2     $970.8     $567.8      $915.2     $602.6

---------------
(a) Includes estimated proved reserves attributable to certain net profits interests sold by the Company to unaffiliated persons, which interests burden the Company's working or royalty interests held in certain properties.

(b) The estimates set forth in this table for 1993 give effect to the sale by the Company of approximately 8.0 MMBOE of proved reserves, which sale closed in April 1994.

(c) Represents the present value (discounted at 10%) of the future net cash flows estimated to result from production of the Company's estimated proved reserves using estimated sales prices and estimates of production costs, ad valorem and production taxes and future development costs necessary to produce such reserves. The sales prices used in the determination of proved reserves and of estimated future net cash flows are based on the prices in effect at year end, which at December 31, 1995 averaged $14.87 for oil and $1.79 for natural gas. The average sales prices realized by the Company for its production during 1995 were $14.15 ($14.05 unhedged) per barrel for oil and $1.43 ($1.44 unhedged) per Mcf for natural gas.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information contained in and incorporated by reference in this Prospectus, and in particular the investment considerations described in the following paragraphs.

VOLATILITY OF OIL AND NATURAL GAS PRICES

     The Company's profitability is dependent upon prevailing prices for oil and natural gas. Prices for oil and natural gas have been subject to wide fluctuations, which continue to reflect imbalances in supply and demand as well as other market conditions and the world political situation as it affects OPEC, the Middle East (including the current embargo of Iraqi crude oil from worldwide markets), the former Soviet Union and other producing countries. Moreover, the price of oil and natural gas may be affected by the price and availability of alternative sources of energy, weather conditions and the general state of the economy. Even relatively modest changes in oil and natural gas prices may significantly change the Company's revenues, results of operations, cash flows and proved reserves. Since the Company is primarily an oil producer, a change in the price paid for its oil production more significantly affects its results of operations than a change in natural gas prices.

EFFECTS OF HEAVY OIL PRODUCTION

     A substantial portion of the Company's oil production consists of heavy oil produced from the Midway-Sunset Field. The market for such heavy crude oil production differs substantially from the remainder of the domestic crude oil market, due principally to the transportation and refining requirements associated with heavy crude. As a result, the profit margin realized from the sale of heavy crude oil is generally lower than that realized from the sale of light crude oil, because the costs of producing heavy oil are generally higher, and the sales price realized for heavy crude oil is generally lower, than the comparable costs and prices paid for light crude oils.

POSSIBLE IMPAIRMENT OF OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting for its oil and natural gas exploration and production activities. Under this method, costs (both tangible and intangible) of productive wells and development dry holes, as well as the costs of prospective acreage, are capitalized. The costs of drilling and equipping exploratory wells which do not result in proved reserves are expensed upon the determination that the well does not justify commercial development. Other exploratory costs, including geological and geophysical costs and delay rentals, are charged to expense as incurred.

     The Company periodically reviews individual proved properties to determine if the carrying value of the field as reflected in its accounting records exceeds the estimated undiscounted future net revenues from proved oil and natural gas reserves attributable to the field. Based on this review and the continuing evaluation of development plans, economics and other factors, if appropriate, the Company records impairments (additional depletion and depreciation) pursuant to Statement of Financial Accounting Standards No. 121 to the extent that the net book values of its properties exceed the expected discounted future net revenues. Such impairments constitute a charge to earnings which does not impact the Company's cash flow from operating activities. However, such writedowns impact the amount of the Company's shareholders' equity. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed. The Company recorded impairments of $30.2 million in 1995 associated with the adoption of FAS No. 121. No assurance can be given that the Company will not record additional impairments in the future.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     The Company's activities are subject to various federal, state and local laws and regulations covering the discharge of material into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and natural gas exploration, development, production and enhanced oil recovery operations, its activities in connection with storage and transportation of liquid hydrocarbons and its use of facilities for treating, processing, recovering or otherwise handling hydrocarbons and waste therefrom are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil and natural gas wells and other facilities.

     The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements and anticipates that it will continue to do so in the future. Although the Company believes that its operations and facilities are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future.

UNCERTAINTIES IN ESTIMATES OF PROVED RESERVES

     Proved reserves of crude oil and natural gas are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be economically producible under existing conditions. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. All reserve estimates are based on various assumptions and are, therefore, inherently speculative, and various classifications of reserves only constitute attempts to define the degree of speculation involved. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment and the assumptions used regarding quantities of recoverable oil and natural gas reserves and prices for crude oil, natural gas liquids and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in the estimates, and such variances may be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates set forth in this Prospectus. In addition, results of drilling, testing and production and changes in crude oil, natural gas liquids and natural gas prices after the date of the estimate may require substantial upward or downward revisions. Although a substantial portion of the Company's proved oil reserves is in long-lived fields with well-established production histories where enhanced oil recovery and other development projects are employed to produce such reserves, the external factors discussed above will directly affect the Company's determination to proceed with any of such projects and, therefore, the quantity of reserves in these fields classified as proved. The reserve estimates incorporated by reference in this Prospectus were prepared as of a date prior to the date of this Prospectus and could be materially different from the quantities of crude oil, natural gas liquids and natural gas that ultimately will be recovered from the Company's properties.

     In addition, actual future net cash flows from production of the Company's reserves will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenues from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and natural gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and natural gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

INDUSTRY CONSIDERATIONS; COMPETITION; OPERATING RISKS

     The Company's business is the exploration for, and the development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In addition, there is strong competition relating to all aspects of the oil and natural gas industry, and in particular in the exploration and development of new oil and natural gas reserves. The Company must compete with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Company.

     All of the Company's oil and natural gas activities are subject to the risks normally incident to exploration for and production of oil and gas, including blowouts, cratering, watering out, spillage and fires, the occurrence of any of which could result in substantial losses to the Company. Offshore operations are subject to usual marine perils, including hurricanes and other adverse weather conditions, and governmental regulations as well as interruption or termination by governmental authorities based on environmental and other considerations. In accordance with customary industry practices, the Company carries insurance against some, but not all, of the risks associated with the Company's business. Accordingly, the Company may be subject to liability or losses due to events that are not insured.

     Other risks inherent in the oil and gas industry are the risks that a well will be a dry hole or will not be sufficiently productive to provide an economic return on the capital expended to drill the well or to repay the entire cost of drilling, testing, completing and equipping the well. Crude oil and natural gas are depleting assets, and the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. As a result, the Company must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline over time. There can be no assurance that the Company's future exploration and development wells will be financially successful. In addition, the continuing development of reserves will require significant capital expenditures. If the Company's cash flow from operations is not sufficient for that purpose, there can be no assurance that additional debt or equity financing will be available to the Company.

INTERNATIONAL OPERATIONS

     Foreign properties, operations or investment may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company has not paid dividends on its Common Stock since the third quarter of 1993 and does not expect to pay dividends to holders of Common Stock in the foreseeable future. In addition, certain of the Company's credit agreements restrict the payment of dividends to the holders of the Company's capital stock, including the Common Stock. Under the most restrictive covenant, dividends on the Common Stock are limited to generally (i) the sum of (a) $50 million plus (b) 50% (or minus 50% in the case of a deficit) of the Company's consolidated net earnings for the period commencing on April 1, 1994 and ending as of the most recent quarter preceding the date of determination plus (c) the net cash proceeds from certain sales of capital stock less (ii) the sum of all restricted investments and restricted payments previously made. For a description of the aggregate amount that the Company could pay as a dividend on the Common Stock as of a recent date, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" most recently incorporated herein by reference. In addition, the terms of the Company's outstanding Preferred Stock restrict any dividend payment by the Company to holders of Common Stock unless all dividends on the Preferred Stock for all past dividend periods shall have been paid, or declared and a sum sufficient for the payment thereof set apart. Annual dividends payable on the shares of Preferred Stock outstanding as of December 31, 1995 total approximately $14.8 million per year, none of which are currently in arrears. The determination of the amount of future cash dividends, if any, to be declared and paid is in the sole discretion of the Company's

Board of Directors and will depend on dividend requirements with respect to the Company's Preferred Stock, the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions in its financing agreements, its future business prospects and other matters as the Company's Board of Directors deems relevant.

                                USE OF PROCEEDS

     The Selling Stockholder will receive the net proceeds from the sale of the Shares, and none of such proceeds will be available for use by the Company or otherwise for the Company's benefit.

                              SELLING STOCKHOLDER

     The Selling Stockholder, a Colorado corporation, is an indirect wholly owned subsidiary of Minorco. The Selling Stockholder acquired 8,712,327 shares of Common Stock in 1992 in connection with the acquisition by the Company of Adobe Resources Corporation. This Prospectus relates to the registration and offering of 8,712,327 shares of Common Stock (including shares subject to the Underwriters' over-allotment option), which represented approximately 9.6% of the shares of Common Stock outstanding as of February 1, 1996. The shares offered hereby constitute all of the shares of Common Stock owned by the Selling Stockholder and Minorco.

     Pursuant to the terms of a Stock Ownership and Registration Rights Agreement dated December 10, 1991, among the Company, the Selling Stockholder and Minorco, the Selling Stockholder is currently entitled to have one designee appointed to the Board of Directors of the Company. Reuben F. Richards, the Chairman, President and Chief Executive Officer of the Selling Stockholder, currently serves as a designee of the Selling Stockholder on the Company's Board of Directors for a term expiring in 1996. The right of the Selling Stockholder to have one designee appointed to the Board of Directors will terminate automatically upon consummation of this offering. Mr. Richards has agreed to remain as a director of the Company after consummation of this offering.

     The following table provides certain information with respect to the Selling Stockholder and the number of shares of Common Stock currently owned, offered hereby and to be owned by the Selling Stockholder after this offering, assuming the Underwriters' over-allotment option is exercised in full.

                                                                       MAXIMUM          NUMBER OF SHARES
                                              NUMBER OF SHARES     NUMBER OF SHARES       TO BE OWNED
            NAME AND ADDRESS OF                OWNED PRIOR TO       TO BE SOLD IN            AFTER
            SELLING STOCKHOLDER               THE OFFERING(1)      THE OFFERING(2)        THE OFFERING
--------------------------------------------  ----------------     ----------------     ----------------
Minorco (U.S.A.) Inc........................      8,712,327            8,712,327                0
  30 Rockefeller Plaza
  Suite 4212
  New York, NY 10112

---------------
(1) The Selling Stockholder shares voting and investment powers concerning the Shares with its parent, Minorco.

(2) Assumes the Underwriters' over-allotment option to purchase 792,030 shares of Common Stock from the Selling Stockholder is exercised in full. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement), among the Company, the Selling Stockholder and each of the Underwriters named below (the "Underwriters"), for whom Lazard Freres & Co. LLC, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase, and the Selling Stockholder has agreed to sell, the respective number of Shares set forth opposite its name below:

                                                                            NUMBER OF
                                                                             SHARES
                                                                            ---------
        Lazard Freres & Co. LLC...........................................
        Morgan Stanley & Co. Incorporated.................................
        Salomon Brothers Inc..............................................

                                                                            ---------
             Total........................................................  7,920,297
                                                                            =========

     The Selling Stockholder has been advised by the Representatives that the several Underwriters propose to offer the Shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $          per share to certain other
dealers. After the offering, the public offering price and such concessions may be changed.

     The Selling Shareholder has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial price to public less the underwriting discount, as set forth on the cover page of this Prospectus, up to an aggregate of 792,030 additional shares of Common Stock to cover over-allotments, if any.

     The Company and the Selling Stockholder have agreed with the Underwriters not to publicly offer, sell or otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable or exchangeable for Common Stock or any rights to purchase or acquire Common Stock) for a period of 90 days after the date of this Prospectus without the prior written consent of Lazard Freres & Co. LLC except pursuant to employee benefit plans described in (or descriptions of which are incorporated by reference in) this Prospectus.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Lazard Freres & Co. LLC and Salomon Brothers Inc served as financial advisors to the Company during 1995 for which they were paid customary fees by the Company.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Documents Incorporated by Reference...    2
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   12
Selling Stockholder...................   12
Underwriting..........................   13
Legal Opinions........................   14
Experts...............................   14

================================================================================


================================================================================


                                      LOGO

                                7,920,297 SHARES
                                SANTA FE ENERGY
                                RESOURCES, INC.
                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                            LAZARD FRERES & CO. LLC

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                              SALOMON BROTHERS INC
                                             , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with this offering are as follows:

    SEC registration fee......................................................  $ 27,610
    Accounting fees and expenses..............................................    30,000
    Legal fees and expenses...................................................    80,000
    Printing expenses.........................................................    20,000
    Blue sky fees and expenses................................................    10,000
    Miscellaneous.............................................................     4,390
                                                                                 -------
              Total*..........................................................  $172,000
                                                                                 =======

---------------
* Total expenses to be paid by the Company will not include underwriters' and brokers' discounts or commissions, if any, attributable to the sale of the Shares by the Selling Stockholder.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article NINTH of the Company's Restated Certificate of Incorporation states that:

          "No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages from breach of fiduciary duty by such director as a director; provided, however, that this Article NINTH Shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article NINTH shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any facts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended."

     Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers, directors, employees and agents to the fullest extent permitted by law. Pursuant to such provision, the Company has entered into agreements with various of its officers, directors and employees which provide for indemnification of such persons.

ITEM 16.  LIST OF EXHIBITS.

        1.1**        Form of Underwriting Agreement.
        4.1          Specimen certificate representing shares of Common Stock (filed as
                     Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Reg.
                     No. 33-32831) and incorporated herein by reference).
        5.1*         Opinion of Andrews & Kurth L.L.P.
       23.1*         Consent of Price Waterhouse LLP.
       23.2*         Consent of Andrews & Kurth L.L.P. (included in their opinion filed as
                     Exhibit 5.1).
       23.3*         Consent of Ryder Scott Company, independent petroleum engineers.
       24.1*         A power of attorney, pursuant to which amendments to this Registration
                     Statement may be filed, is included on the signature page contained in
                     Part II of this Registration Statement.

---------------
 * Filed herewith.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON FEBRUARY 6, 1996.

                                        SANTA FE ENERGY RESOURCES, INC.

                                         By:      /s/  JAMES L. PAYNE
                                         --------------------------------------
                                         James L. Payne, Chairman of the Board,
                                         President and Chief Executive Officer

                               POWER OF ATTORNEY

Each of the undersigned officers and directors of Santa Fe Energy Resources, Inc. hereby constitutes and appoints James L. Payne, R. Graham Whaling and David
L. Hicks, and each or any of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, and with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                               TITLE                         DATE
-------------------------------------  -----------------------------------    -----------------
         /s/  JAMES L. PAYNE           Chairman of the Board, President       February 6, 1996
-------------------------------------  and Chief Executive Officer and
           James L. Payne              Director (Principal Executive
                                       Officer)

       /s/  R. GRAHAM WHALING          Senior Vice President and Chief        February 6, 1996
-------------------------------------  Financial Officer(Principal
          R. Graham Whaling            Financial and Accounting Officer)

       /s/  WILLIAM E. GREEHEY         Director                               February 6, 1996
-------------------------------------
         William E. Greehey

        /s/  MELVYN N. KLEIN           Director                               February 6, 1996
-------------------------------------
           Melvyn N. Klein

        /s/  ROBERT D. KREBS           Director                               February 6, 1996
-------------------------------------
           Robert D. Krebs

              SIGNATURE                               TITLE                         DATE
-------------------------------------  -----------------------------------    -----------------
        /s/  ALLAN V. MARTINI          Director                               February 6, 1996
-------------------------------------
          Allan V. Martini

       /s/  MICHAEL A. MORPHY          Director                               February 6, 1996
-------------------------------------
          Michael A. Morphy

       /s/  REUBEN F. RICHARDS         Director                               February 6, 1996
-------------------------------------
         Reuben F. Richards

        /s/  MARC J. SHAPIRO           Director                               February 6, 1996
-------------------------------------
           Marc J. Shapiro

         /s/  ROBERT F. VAGT           Director                               February 6, 1996
-------------------------------------
           Robert F. Vagt

       /s/  KATHRYN D. WRISTON         Director                               February 6, 1996
-------------------------------------
         Kathryn D. Wriston

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                    EXHIBIT
------     ----------------------------------------------------------------------
  1.1**    Form of Underwriting Agreement
  4.1      Specimen certificate representing shares of Common Stock (filed as
           Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Reg.
           No. 33-32831) and incorporated herein by reference)
  5.1*     Opinion of Andrews & Kurth L.L.P.
 23.1*     Consent of Price Waterhouse LLP
 23.2*     Consent of Andrews & Kurth L.L.P. (included in their opinion filed as
           Exhibit 5.1)
 23.3*     Consent of Ryder Scott Company, independent petroleum engineers
 24.1*     A power of attorney, pursuant to which amendments to this Registration
           Statement may be filed, is included on the signature page contained in
           Part II of this Registration Statement

---------------
 * Filed herewith.

** To be filed by amendment.